                         Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 3 DATED AUGUST 25, 2015
TO THE PROSPECTUS DATED JULY 16, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated July 16, 2015. This Supplement No. 3 supersedes and replaces all previous supplements to the prospectus. On August 13, 2015, we filed with the United States Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (the 10-Q). This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 3. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of July 2015;
(3)	information regarding the share redemption limit;
(4)	the change of the entity names of American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. to VEREIT, Inc. and VEREIT Operating Partnership, L.P., respectively;
(5)	an update on our recent real property investments, a disposition and debt;
(6)	updates to our risk factors;
(7)	updated selected financial data;
(8)	an update to our historical net asset value (“NAV”) per share information;
(9)
an update to the compensation, fees and reimbursements paid or payable to our advisor and its affiliates as of and for the six months ended June 30, 2015, including a cap on general and administrative expenses;

(10)	updates to our conflicts of interest;
(11)	an update to our distribution policy and distributions disclosure as of June 30, 2015;
(12)	an update to our share redemptions as of June 30, 2015; and
(13)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the 10-Q, attached hereto as Annex A.
OPERATING INFORMATION
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of August 19, 2015, we had accepted investors’ subscriptions for, and issued, approximately 9.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $161.8 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of July 2015 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
1-Jul-2015	$18.18	$18.16	$18.24
2-Jul-2015	$18.18	$18.16	$18.24
6-Jul-2015	$18.18	$18.15	$18.24
7-Jul-2015	$18.18	$18.16	$18.24
8-Jul-2015	$18.18	$18.16	$18.24
9-Jul-2015	$18.19	$18.16	$18.25
10-Jul-2015	$18.18	$18.16	$18.25
13-Jul-2015	$18.18	$18.16	$18.24
14-Jul-2015	$18.18	$18.15	$18.24
15-Jul-2015	$18.22	$18.20	$18.28
16-Jul-2015	$18.22	$18.20	$18.28
17-Jul-2015	$18.22	$18.20	$18.28
20-Jul-2015	$18.22	$18.19	$18.28
21-Jul-2015	$18.21	$18.19	$18.28
22-Jul-2015	$18.21	$18.19	$18.28
23-Jul-2015	$18.21	$18.19	$18.28
24-Jul-2015	$18.21	$18.19	$18.28
27-Jul-2015	$18.21	$18.19	$18.28
28-Jul-2015	$18.21	$18.19	$18.28
29-Jul-2015	$18.21	$18.18	$18.28
30-Jul-2015	$18.20	$18.17	$18.26
31-Jul-2015	$18.20	$18.17	$18.26
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of June 30, 2015, our NAV was $140,070,927. As of July 1, 2015, the redemption limit for the quarter ending September 30, 2015 was 10% of our NAV as of June 30, 2015. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of July 31, 2015 has not been reduced below 10% of our NAV as of June 30, 2015.

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PROSPECTUS UPDATES
Change of Entity Names
Effective July 28, 2015, American Realty Capital Properties, Inc., which directly or indirectly owns and/or controls our advisor, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital®, changed its corporate name to VEREIT, Inc.(“VEREIT”). In addition, effective July 28, 2015, ARC Properties Operating Partnership, L.P. changed its partnership name to VEREIT Operating Partnership, L.P. (“VEREIT OP”). All references in the prospectus to American Realty Capital Properties, Inc. (“ARCP”) and ARC Properties Operating Partnership, L.P. (“ARCP OP”) are hereby revised accordingly to reflect each entity’s new name.
The following information supersedes and replaces the fourth paragraph of the section of our prospectus captioned “Prospectus Summary - Our Structure and Formation” beginning on page 110 of the prospectus.
The following chart shows the ownership structure and our relationship with our advisor, its sub-advisor and our dealer manager:

_________________
(1) As of August 19, 2015, VEREIT OP owned 13,333 of our W Shares, which represented 0.16% of the outstanding shares of common stock as of such date. VEREIT OP is prohibited from selling these shares, which represent its initial investment in us, for so long as Cole Capital remains our sponsor; provided, however, that VEREIT OP may transfer ownership of all or a portion of these 13,333 shares to other affiliates of our sponsor.
(2) As of August 19, 2015, CRI (Daily NAV), LLC owned less than a 0.01% limited partner interest in our operating partnership. As we continue to admit investors in this offering, this percentage will be reduced.

Recent Real Property Investments, a Recent Disposition an update on Debt
The following information supplements, and should be read in conjunction with, the subsection of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of August 19, 2015, we, through separate wholly-owned limited liability companies and limited partnerships, owned 72 properties located in 27 states, consisting of approximately 1.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of one property between June 24,

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2015 and August 19, 2015. We acquired one property between June 24, 2015 and August 19, 2015, which is listed below.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Sleepy’s — Roanoke Rapids, NC	Home Furnishings	1	Sleepy’s, LLC	5,000	$1,700,680
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned
“Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 88 of the prospectus.
Real Property Investments
As of August 19, 2015, we, through separate wholly-owned limited liability companies and limited partnerships, owned 72 properties located in 27 states, consisting of approximately 1.6 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties were acquired through the use of proceeds from our initial public offering and proceeds from our line of credit. We disposed of one property between June 24, 2015 and August 19, 2015. We acquired one property between June 24, 2015 and August 19, 2015, which is listed below.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Sleepy’s — Roanoke Rapids, NC	August 17, 2015	2015	$1,700,680	7.35%	7.35%	100%
________________

(1)	Purchase price does not include acquisition related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the respective property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the respective property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the sole tenant of the property listed above:

Property	Sole Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Annual Base Rent per Square Foot (2)	Lease Term (3)
Sleepy’s — Roanoke Rapids, NC	Sleepy’s, LLC	5,000	100%	2/5 yr.	$125,000	$25.00	8/17/2015	—	11/30/2026
________________

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

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Debt
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 93 of the prospectus.
Credit Facility
Our operating partnership has entered into an amended and restated credit agreement (“Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent, swing line lender and letter of credit issuer, U.S. Bank National Association (“U.S. Bank”) as syndication agent and documentation agent, Bank of Arizona and other lending institutions that are or may become parties to the Amended Credit Agreement (collectively with JPMorgan Chase, U.S. Bank, and Bank of Arizona, the “Lenders”). The Amended Credit Agreement allows our operating partnership to borrow up to $85.0 million in revolving loans (the “Revolving Loans”) and includes a $40.0 million term loan (the “Term Loan”), with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as (i) 65% of the aggregate value allocated to each qualified property comprising eligible collateral (as defined in the Amended Credit Agreement and collectively, the “Qualified Properties”) during the period from September 12, 2014 through September 11, 2015 and (ii) 60% during the period from September 12, 2015 to maturity (the “Amended Credit Facility”).
Up to 15.0% of the Revolving Loans may be used for issuing letters of credit and up to 10.0% of the Revolving Loans, not to exceed $50.0 million, may be used for short-term (10 days or less) advances (the “Swing Line Loans”). Subject to meeting certain conditions described in the Amended Credit Agreement and the payment of certain fees, aggregate borrowings under the Amended Credit Facility may be increased up to a maximum of $750.0 million. The Amended Credit Facility and letters of credit mature on September 12, 2017, and the Swing Line Loans mature on September 12, 2019; however, we may elect to extend the maturity dates of such loans to September 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. As of August 19, 2015, the Borrowing Base under the Amended Credit Facility based on the value allocated to the Qualified Properties and the amount outstanding was approximately $40.0 million.
The Company has executed a swap agreement on certain cash flows related to variable rate debt, which is currently associated with the $40.0 million Term Loan, (the “Swapped Term Loan”), which had the effect of fixing the variable interest rate per annum on June 30, 2015 through the maturity date of the loan at LIBOR of 1.53%, plus the applicable rate (the “Swap Rate”). Based on the Company’s leverage ratio, the Swapped Term Loan bears interest at the Swap Rate of 3.64% as of June 30, 2015. As of June 30, 2015, the Line of Credit had a weighted average interest rate of 3.05%.
Silverpeak Loan
On February 6, 2015, we, through certain of our wholly-owned subsidiaries, entered into a loan agreement with Silverpeak Real Estate Finance LLC (“Silverpeak”), in the principal amount of approximately $17.0 million (the “Silverpeak Loan”). The Silverpeak Loan is collateralized by 12 single-tenant commercial properties (the “Collateralized Properties”), which we purchased for an aggregate collective purchase price of approximately $25.5 million. The Silverpeak Loan bears interest at a fixed rate of 4.05% per annum with interest payments due monthly. The principal amount will be due February 6, 2025, the maturity date.
We generally do not have the right to prepay the Silverpeak Loan in whole, or in part, prior to March 31, 2017. The Silverpeak Loan contains certain yield maintenance provisions that include a prepayment penalty, which would apply if we elect to prepay the Silverpeak Loan in whole on, or subsequent to, March 31, 2017, but prior to November 6, 2024. There is no prepayment penalty due if we prepay the Silverpeak Loan on, or subsequent to, November 6, 2024. The Silverpeak Loan is non-recourse to us and our subsidiaries that own the Collateralized Properties, but we are each liable for customary non-recourse carve-outs. The Silverpeak Loan contains customary financial, affirmative and negative covenants. Upon the occurrence of an event of default, interest on the Silverpeak Loan will accrue at an annual default interest rate equal to the lesser of 8.05% per annum or the highest rate permitted by the applicable law governing the Silverpeak Loan and any outstanding principal and interest would be payable on the demand of Silverpeak.
CorAmerica Loan
On July 16, 2015, we, through certain of our wholly-owned subsidiaries, entered into a loan agreement with CorAmerica Capital, LLC (“CorAmerica”) in the principal amount of approximately $23.0 million (the “CorAmerica Loan”). The CorAmerica Loan is collateralized by three single-tenant and two multi-tenant commercial properties, which we purchased for an aggregate collective purchase price of approximately $40.0 million. The CorAmerica Loan bears interest at a fixed rate of 3.81% per annum with interest payments due monthly. The principal amount will be due August 1, 2022, the maturity date.
We generally do not have the right to prepay the CorAmerica Loan, in whole or in part, prior to September 1, 2019. The CorAmerica Loan contains certain yield maintenance provisions that includes a prepayment penalty, which would apply if we

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elect to prepay the CorAmerica Loan in whole on, or subsequent to, September 1, 2019, but prior to August 1, 2022. The CorAmerica Loan is non-recourse to us and our subsidiaries, but we are each liable for customary non-recourse carve-outs. The CorAmerica Loan contains customary financial, affirmative and negative covenants. Upon the occurrence of an event of default, interest on the CorAmerica Loan will accrue at an annual default interest rate equal to the lesser of 12% per annum or the highest rate permitted by the applicable law governing the CorAmerica Loan and any outstanding principal and interest would be payable on the demand of CorAmerica.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of August 19, 2015, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2015	1	1,375	$26,101	*
2016	3	7,100	65,813	*
2017	8	11,315	183,942	1%
2018	7	11,337	240,008	1%
2019	—	—	—	—
2020	2	10,800	95,197	1%
2021	—	—	—	—
2022	2	59,347	773,437	5%
2023	14	207,477	2,250,394	14%
2024	17	241,495	2,858,125	17%
2025	—	—	—	—
Thereafter	43	1,066,825	10,096,096	61%
	97	1,617,071	$16,589,113	100%
________________________________
* Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis of the one recently-acquired property described in this prospectus supplement is approximately $1.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any significant renovations, improvements or development of the property described in this prospectus supplement that would be an additional cost to us and we believe the property described in this prospectus supplement is adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis of the recently-acquired property is estimated, as of August 19, 2015, as follows:

Property	Depreciable Tax Basis
Sleepy’s — Roanoke Rapids, NC	$1,367,347
Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors - Risks Related to Our Relationship with Our Advisor and Its Affiliates and Certain Conflicts of Interest - Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 40 of the prospectus.
Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Our president and chief executive officer, Glenn J. Rufrano, also is the chief executive officer of VEREIT and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and/or one or more entities

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affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. Our advisor and its key personnel and partners of other real estate programs have investment objectives, targeted assets, and legal and financial obligations similar to ours and/or the advisor to such programs, and they may have other business interests as well. As a result, these individuals have duties to us and our stockholders, as well as to these other entities and their stockholders, members and limited partners, in addition to business interests in other entities. These duties to such other entities and persons may create conflicts with the duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate their fiduciary duties to us and our stockholders, which could harm the implementation of our investment strategy and our investment and leasing opportunities.
Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor and its affiliates and (7) our relationship with, and compensation to, our dealer manager. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets and our operating cash flows and ability to pay distributions could be adversely affected. Even if these persons do not violate their duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources between our business and these other entities. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors - Risks Related to Our Relationship with Our Advisor and Its Affiliates and Certain Conflicts of Interest - Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP or a real estate program sponsored by Cole Capital” on page 43 of the prospectus.
Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with VEREIT or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to VEREIT or a real estate program sponsored by Cole Capital.
We may enter into joint ventures with VEREIT or a real estate program sponsored by Cole Capital for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. Officers and key persons of our advisor also are officers and key persons of REITs sponsored by Cole Capital and/or their advisors, the general partners of real estate programs sponsored by Cole Capital and/or the advisors or fiduciaries of real estate programs sponsored by Cole Capital. These officers and key persons may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between us and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture.
In the event we enter into joint venture or other co-ownership arrangements with VEREIT or a real estate program sponsored by Cole Capital, our advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related investment. In addition, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event we enter into a joint venture or other co-ownership arrangement with another real estate program sponsored by Cole Capital that has a term shorter than ours, the joint venture may be required to sell its properties earlier than we may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between us and VEREIT or a real estate program sponsored by Cole Capital grants us the right of first refusal to buy such properties, we may not have sufficient funds or borrowing capacity to exercise our right of first refusal under these circumstances.
Since one or more of the executive officers of us and our advisor are the executive officers of Cole Capital and the advisors to other real estate programs sponsored by Cole Capital, and since Glenn J. Rufrano, our chief executive officer and president, is also the chief executive officer of VEREIT, agreements and transactions between or among the parties with respect to any joint venture or other co-ownership arrangement will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers or co-owners, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that we receive. We have adopted certain procedures for dealing with potential conflicts of interest as described in the section of our prospectus captioned “Conflicts of Interest — Certain Conflict Resolution Procedures.”

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Selected Financial Data
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Selected Financial Data” on page 98 of the prospectus.
The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is attached as Annex A to this Supplement No. 3, and our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, incorporated by reference into the prospectus.
The selected financial data presented below has been derived from our condensed consolidated unaudited financial statements as of and for the six months ended June 30, 2015 and our audited consolidated financial statements as of and for the year ended December 31, 2014 (dollars in thousands, except per share data).

	As of and for the Six Months Ended June 30, 2015	As of and for the Year Ended December 31, 2014
Balance Sheet Data:
Total investment in real estate assets, net	$207,622	$225,505
Cash and cash equivalents	$13,439	$4,489
Total assets	$233,801	$233,936
Line of credit and note payable	$109,254	$120,304
Due to affiliates	$880	$1,816
Acquired below market lease intangibles, net	$1,951	$2,058
Total liabilities	$114,478	$126,571
Total stockholders’ equity	$105,316	$94,820
Operating Data:
Total revenues	$9,392	$13,305
General and administrative expenses	$853	$1,337
Property operating expenses	$747	$1,134
Advisory expenses	$993	$2,002
Acquisition-related expenses	$67	$1,495
Depreciation and amortization	$3,196	$4,535
Operating income	$3,536	$2,802
Interest and other expense, net	$1,768	$2,551
Net income	$6,446	$251
Cash Flow Data:
Net cash provided by operating activities	$3,453	$6,574
Net cash provided by (used in) investing activities	$11,589	$(126,525)
Net cash (used in) provided by financing activities	$(6,092)	$119,070
Per Common Share Data:
Net income — basic and diluted	$0.88	$0.04
Distributions declared	$0.48	$0.97
Weighted average shares outstanding — basic and diluted	7,331,680	6,019,518

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Historical NAV Per Share
The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share for each share class as of June 30, 2015 and March 31, 2015. Our NAV per share for each share class is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with GAAP. Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into the prospectus, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share for each share class, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

	NAV as of
	June 30, 2015
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$771,258	$114,235	$49,507	$935,000
Operating Real Estate Properties (5)	187,976,645	27,842,126	12,066,229	227,885,000
Total Real Estate Properties (6)	188,747,903	27,956,361	12,115,736	228,820,000
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	2,518,680	373,054	161,674	3,053,408
Cash, Marketable Securities and Other Assets	16,020,663	2,372,898	1,028,367	19,421,928
Total Assets	207,287,246	30,702,313	13,305,777	251,295,336
Newly Incurred Debt (7)	13,981,632	2,070,887	897,482	16,950,001
Outstanding Debt (8)	76,139,264	11,277,353	4,887,382	92,303,999
Accrued Liabilities	1,625,342	240,737	104,331	1,970,410
Total Liabilities	91,746,238	13,588,977	5,889,195	111,224,410
NAV	$115,541,008	$17,113,336	$7,416,582	$140,070,926
Number of Shares of Common Stock Issued and Outstanding	6,355,437	942,426	406,522
NAV Per Share (9)	$18.18	$18.16	$18.25

	NAV as of
	March 31, 2015
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$4,165,618	$613,734	$178,375	$4,957,727
Operating Real Estate Properties (5)	201,282,351	29,655,600	8,619,049	239,557,000
Total Real Estate Properties (6)	205,447,969	30,269,334	8,797,424	244,514,727
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	2,673,578	393,907	114,485	3,181,970
Cash, Marketable Securities and Other Assets	5,778,842	851,416	247,454	6,877,712
Total Assets	213,900,389	31,514,657	9,159,363	254,574,409
Newly Incurred Debt (7)	14,241,854	2,098,300	609,846	16,950,000
Outstanding Debt (8)	88,059,191	12,974,054	3,770,755	104,804,000
Accrued Liabilities	1,360,234	200,408	58,246	1,618,888
Total Liabilities	103,661,279	15,272,762	4,438,847	123,372,888
NAV	$110,239,112	$16,241,896	$4,720,515	$131,201,523
Number of Shares of Common Stock Issued and Outstanding	6,096,400	898,584	260,017
NAV Per Share (9)	$18.08	$18.07	$18.15

9

________________

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate-related liabilities are valued by CBRE, our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share for each share class. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
For presentation purposes and to demonstrate the calculation of the NAV per share for each class, the combined amount of each category of our assets and liabilities has been allocated to each share class based on the relative NAV of each class, as determined by State Street on June 30, 2015 and March 31, 2015. Additionally, share class specific assets and liabilities have been allocated in full to their applicable share class.

(4)
The combined amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and, thereafter, will be valued by our independent valuation expert.

(5)
The combined amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our operating real estate properties.

(6)	The aggregate purchase price of total real estate properties was $217.9 million and $229.8 million, as of June 30, 2015 and March 31, 2015.

(7)
The combined amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE. On February 6, 2015, we entered into the SilverPeak Loan in the principal amount of $17.0 million.

(8)
The combined amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, which compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our debt.

(9)
See “Risk Factors” in the prospectus for the limitations and risks associated with our NAV per share for each share class, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of June 30, 2015, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 5.75% to 8.75%), annual market rent growth rates (ranging from 2.00% to 3.00%) and holding periods (ranging from 10.00 to 11.00 years). Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $8.2 million in the aggregate as of June 30, 2015. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

10

The following table provides our NAV per share for each quarter following the commencement of our operations for each of our classes of common stock:

	NAV Per Share
Date	W Shares	A Shares	I Shares
12/31/2011	$14.99	*	*
3/31/2012	$15.00	*	*
6/30/2012	$15.75	*	*
9/30/2012	$15.82	*	*
12/31/2012	$16.11	*	*
3/31/2013	$16.31	*	*
6/30/2013	$16.56	*	*
9/30/2013	$16.71	*	*
12/31/2013	$16.84	$16.83	$16.85
3/31/2014	$16.99	$16.97	$17.01
6/30/2014	$17.07	$17.04	$17.10
9/30/2014	$17.10	$17.05	$17.14
12/31/2014	$17.51	$17.45	$17.55
3/31/2015	$18.08	$18.07	$18.15
6/30/2015	$18.18	$18.16	$18.25
________________
* Not available. A Shares and I Shares were not available prior to August 26, 2013, and we had not issued any A Shares or I Shares as of September 30, 2013.
Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of June 30, 2015
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 127 of the prospectus.
The following table summarizes the compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the organization and offering stage during the period indicated (in thousands):

For the Six Months
Ended June 30, 2015
Offering:
Selling commissions	$45
Selling commissions reallowed by Cole Capital Corporation (“CCC”)	$45
Distribution fees	$40
Distribution fees reallowed by CCC	$34
Dealer manager fees	$351
Dealer manager fees reallowed by CCC	$49
Organization and offering expense reimbursement	$115
As of June 30, 2015, $282,000 had been incurred, but not yet paid, for services provided by Cole Advisors or its affiliates in connection with the offering stage of the Offering and was a liability of the Company.
All organization and offering expenses associated with the sale of our common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid by our advisor or its affiliates and can be reimbursed by us up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the primary offering. As of June 30, 2015, our advisor or its affiliates had paid organization and offering costs in excess of the 0.75% limitation in connection with our offering. These excess costs were not included in our financial statements because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from our offering. As we raise additional proceeds from our offering, these excess costs may become payable.

11

The following table summarizes any compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the operational stage during the period indicated (in thousands):

For the Six Months
Ended June 30, 2015
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$40
Advisory fee	$590
Operating expense reimbursement	$—
Performance fee	$403
As of June 30, 2015, $753,000 had been incurred, but not yet paid, for services provided by our advisor or its affiliates in connection with the acquisitions and operations stage and is a liability of the Company. In addition, our advisor waived its right to receive operating expense reimbursements for the three and six months ended June 30, 2014; accordingly, we did not reimburse our advisor or its affiliates for any such expenses during the three and six months ended June 30, 2014.
Conflicts of Interest
The following information supersedes and replaces the eighth paragraph of the section of our prospectus captioned “Conflicts of Interest - Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 139 of the prospectus.
Due to the merger of Cole Real Estate Investments, Inc. with and into a wholly-owned subsidiary of VEREIT and Glenn J. Rufrano’s positions as our chief executive officer and president and as chief executive officer of VEREIT, we are subject to conflicts of interest arising out of our relationship with VEREIT, which also has investment objectives, targeted assets and legal and financial obligations similar to ours. VEREIT and any real estate program sponsored by Cole Capital, whether or not existing as of the date of this supplement, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent that such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the other program’s property for tenants or purchasers. In addition, Mr. Rufrano will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business, VEREIT and any real estate program sponsored by Cole Capital.
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Conflicts of Interest - Other Activities of Our Advisor and Its Affiliates” on page 141 of the prospectus.
Our president and chief executive officer, Glenn J. Rufrano, is also the chief executive officer of VEREIT and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. As a result, each of our executive officers owes duties to these other entities, as applicable, which may conflict with the duties that he owes to us and our stockholders.

12

Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 163 of the prospectus.
As of June 30, 2015, cumulative since inception, we have declared $12.3 million of distributions and we have paid $11.7 million, of which $7.2 million was paid in cash and $4.5 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was $5.7 million as of June 30, 2015, cumulative since inception, and our net income was $251,000 and $6.5 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Cumulative Paid Since Inception		Year Ended December 31, 2014		Six Months Ended June 30, 2015
	Amount	Percent	Amount	Percent	Amount		Percent
Distributions paid in cash	$7,224	62%	$3,245	58%	$2,020		57%
Distributions reinvested	4,477	38%	2,318	42%	1,517		43%
Total distributions	$11,701	100%	$5,563	100%	$3,537		100%

Source of distributions:
Net cash provided by operating activities	$11,701	100%	$5,563	100%	$3,537	(1)	100%
Total sources	$11,701	100%	$5,563	100%	$3,537		100%

(1)	Distributions were funded by net cash provided by operating activities from the current period as well as the prior year.
Net cash provided by operating activities as of June 30, 2015, cumulative since inception, was $12.4 million and reflects a reduction for real estate acquisition-related expenses incurred of $2.9 million, in accordance with GAAP. As of June 30, 2015, cumulative since inception, our distributions were funded by net cash provided by operating activities of $11.7 million. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment.
Share Redemptions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 206 of the prospectus.
As of June 30, 2015, cumulative since inception, we had received redemption requests for and redeemed approximately 1.4 million W Shares and 35,000 A Shares of common stock for $23.5 million and $624,000, respectively. As of June 30, 2015, cumulative since inception, we had not received any redemption requests for I Shares of common stock.

13

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________
Form 10-Q
____________________________________________________

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55187
____________________________________________________
COLE REAL ESTATE INCOME STRATEGY
(DAILY NAV), INC.
(Exact name of registrant as specified in its charter)
____________________________________________________

Maryland	27-3147801
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
 ________________________________________________________________________
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
As of August 11, 2015, there were approximately 6.7 million shares of Wrap Class common stock, approximately 936,250 shares of Advisor Class common stock and approximately 408,890 shares of Institutional Class common stock, par value $0.01 each, of Cole Real Estate Income Strategy (Daily NAV), Inc. outstanding.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements
COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2015	December 31, 2014
ASSETS
Investment in real estate assets:
Land	$38,431	$46,455
Buildings and improvements, less accumulated depreciation of $5,943 and $4,459, respectively	144,606	152,197
Acquired intangible lease assets, less accumulated amortization of $3,302 and $2,521, respectively	24,585	26,853
Total investment in real estate assets, net	207,622	225,505
Investment in marketable securities	5,242	490
Total investment in real estate assets and marketable securities, net	212,864	225,995
Cash and cash equivalents	13,439	4,489
Restricted cash	157	25
Rents and tenant receivables	1,337	1,267
Prepaid expenses and other assets	586	364
Deferred financing costs, less accumulated amortization of $1,410 and $1,216, respectively	2,465	1,796
Assets held for sale	2,953	—
Total assets	$233,801	$233,936
LIABILITIES AND STOCKHOLDERS’ EQUITY
Line of credit and notes payable	$109,254	$120,304
Accounts payable and accrued expenses	966	1,188
Escrowed investor proceeds	80	25
Due to affiliates	880	1,816
Acquired below market lease intangibles, less accumulated amortization of $370 and $279, respectively	1,951	2,058
Distributions payable	612	595
Deferred rental income, derivative liability and other liabilities	735	585
Total liabilities	114,478	126,571
Commitments and contingencies
Redeemable common stock	14,007	12,545
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
A Shares common stock, $0.01 par value; 163,000,000 shares authorized, 942,426 and 897,376 shares issued and outstanding, respectively	10	9
I Shares common stock, $0.01 par value; 163,000,000 shares authorized, 406,522 and 256,525 shares issued and outstanding, respectively	4	3
W Shares common stock, $0.01 par value; 164,000,000 shares authorized, 6,355,438 and 6,012,043 shares issued and outstanding, respectively	63	60
Capital in excess of par value	112,111	104,284
Accumulated distributions in excess of earnings	(6,647)	(9,539)
Accumulated other comprehensive (loss) income	(225)	3
Total stockholders’ equity	105,316	94,820
Total liabilities and stockholders’ equity	$233,801	$233,936

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues:
Rental and other property income	$4,238	$2,498	$8,725	$4,660
Tenant reimbursement income	310	188	647	377
Interest income on marketable securities	17	3	20	4
Total revenue	4,565	2,689	9,392	5,041
Expenses:
General and administrative expenses	418	304	853	540
Property operating expenses	358	217	747	439
Advisory expenses	709	198	993	372
Acquisition related (income) expenses, net	(2)	385	67	583
Depreciation	1,054	617	2,146	1,138
Amortization	504	309	1,050	572
Total operating expenses	3,041	2,030	5,856	3,644
Operating income before gain on disposition	1,524	659	3,536	1,397
Gain on disposition of real estate, net	4,678	—	4,678	—
Income from operations	6,202	659	8,214	1,397
Interest and other expense, net	(882)	(544)	(1,768)	(1,001)
Net income	$5,320	$115	$6,446	$396
Weighted average number of common shares outstanding:
Basic and diluted	7,504,384	5,362,125	7,331,680	4,917,064
Net income per common share:
Basic and diluted	$0.71	$0.02	$0.88	$0.08
Distributions declared per common share	$0.24	$0.25	$0.48	$0.48
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income	$5,320	$115	$6,446	$396
Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities	(59)	4	(54)	6
Unrealized loss on interest rate swaps	(174)	—	(174)	—
Total other comprehensive (loss) income	(233)	4	(228)	6
Comprehensive income	$5,087	$119	$6,218	$402
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	A Shares Common Stock		I Shares Common Stock		W Shares Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2015	897,376	$9	256,525	$3	6,012,043	$60	$104,284	$(9,539)	$3	$94,820
Issuance of common stock	79,725	1	35,923	—	730,731	7	15,350	—	—	15,358
Conversion of shares	—	—	114,074	1	(114,516)	(1)	—	—	—	—
Distributions to investors	—	—	—	—	—	—	—	(3,554)	—	(3,554)
Commissions on stock sales and related distribution and dealer manager fees	—	—	—	—	—	—	(436)	—	—	(436)
Other offering costs	—	—	—	—	—	—	(115)	—	—	(115)
Redemptions of common stock	(34,675)	—	—	—	(272,820)	(3)	(5,510)	—	—	(5,513)
Changes in redeemable common stock	—	—	—	—	—	—	(1,462)	—	—	(1,462)
Comprehensive income (loss)	—	—	—	—	—	—	—	6,446	(228)	6,218
Balance as of June 30, 2015	942,426	$10	406,522	$4	6,355,438	$63	$112,111	$(6,647)	$(225)	$105,316
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$6,446	$396
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,146	1,138
Amortization of intangible lease assets and below market lease intangibles, net	1,148	555
Amortization of deferred financing costs	194	385
Amortization on marketable securities, net	4	1
Gain on disposition of real estate, net	(4,678)	—
Loss on sale of marketable securities	7	—
Bad debt expense	2	—
Changes in assets and liabilities:
Rents and tenant receivables	(403)	(205)
Prepaid expenses and other assets	(222)	74
Accounts payable and accrued expenses	(222)	444
Deferred rental income and other liabilities	(24)	58
Due to affiliates	(945)	(434)
Net cash provided by operating activities	3,453	2,412
Cash flows from investing activities:
Investment in real estate and related assets	(865)	(49,545)
Investment in marketable securities	(5,394)	(165)
Proceeds from sale of marketable securities	577	143
Proceeds from disposition of properties	17,403	—
Change in restricted cash	(132)	68
Net cash provided by (used in) investing activities	11,589	(49,499)
Cash flows from financing activities:
Proceeds from issuance of common stock	13,841	35,349
Offering costs on issuance of common stock	(542)	(617)
Redemptions of common stock	(5,513)	(1,723)
Distributions to investors	(2,020)	(1,328)
Proceeds from line of credit and note payable	39,950	32,000
Repayments of line of credit	(51,000)	(18,500)
Proceeds from line of credit with affiliate	10,000	—
Repayments of line of credit with affiliate	(10,000)	—
Deferred financing costs paid	(863)	(531)
Change in escrowed investor proceeds liability	55	(68)
Net cash (used in) provided by financing activities	(6,092)	44,582
Net increase (decrease) in cash and cash equivalents	8,950	(2,505)
Cash and cash equivalents, beginning of period	4,489	5,370
Cash and cash equivalents, end of period	$13,439	$2,865

Supplemental disclosures of non-cash investing and financing activities:
Accrued dealer manager fee and other offering costs	$282	$309
Distributions declared and unpaid	$612	$466
Common stock issued through distribution reinvestment plan	$1,517	$863
Unrealized (loss) gain on marketable securities	$(54)	$6
Net unrealized loss on interest rate swap	$(174)	$—
Supplemental cash flow disclosures:
Interest paid	$1,581	$601
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
June 30, 2015

NOTE 1 —	ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010, which has elected to be taxed, and currently qualifies, as a real estate investment trust (“REIT”) for federal income tax purposes. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns, directly or indirectly, 100% of the partnership interest in, Cole OP. The Company is externally managed by Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC, a Delaware limited liability company (“Cole Advisors”), an affiliate of the Company’s sponsor, Cole Capital®, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by VEREIT, Inc. (formerly known as American Realty Capital Properties, Inc.) (“VEREIT”), a self-managed publicly traded REIT, organized as a Maryland corporation, listed on the New York Stock Exchange (NYSE: VER). On February 7, 2014, VEREIT acquired Cole Real Estate Investments, Inc. (“Cole”), which, prior to its acquisition, indirectly owned and/or controlled the Company’s external advisor, Cole Advisors, the Company’s dealer manager, Cole Capital Corporation (“CCC”), the Company’s property manager, CREI Advisors, LLC (“CREI Advisors”), and Cole Capital. As a result of VEREIT’s acquisition of Cole, VEREIT indirectly owns and/or controls Cole Advisors, CCC, CREI Advisors and Cole Capital.
Effective as of June 10, 2015, Michael T. Ezzell resigned as a director, the chairman of the board of directors of the Company, the chief executive officer and the president of the Company. In addition, effective as of June 10, 2015, Mr. Ezzell resigned as the chief executive officer and president of Cole Advisors and as president and treasurer of CCC. Mr. Ezzell’s resignation was not a result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices. Effective June 10, 2015, Glenn J. Rufrano was appointed as the chief executive officer, the president and a director of the Company by the Company’s board of directors. Also effective as of June 10, 2015, Mr. Rufrano was appointed as chief executive officer and president of Cole Advisors. Furthermore, effective as of June 10, 2015, the board of directors appointed George N. Fugelsang, one of the Company’s independent directors, to serve as the non-executive chairman of the board.
On December 6, 2011, pursuant to a registration statement filed on Form S-11 (Registration No. 333-169535) (the “Initial Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company commenced its initial public offering on a “best efforts” basis of $4.0 billion in shares of common stock. On August 26, 2013, pursuant to a registration statement filed on Form S-11 (Registration No. 333-186656) (the “Multi-Class Registration Statement”) under the Securities Act, the Company designated the existing shares of the Company’s common stock that were sold prior to such date to be Wrap Class shares (“W Shares”) of common stock and registered two new classes of the Company’s common stock, Advisor Class shares (“A Shares”) and Institutional Class shares (“I Shares”). Pursuant to the Multi-Class Registration Statement, the Company is offering up to $4.0 billion in shares of common stock of the three classes (the “Offering”), consisting of $3.5 billion in shares in the Company’s primary offering (the “Primary Offering”) and $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”). The Company is offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount.
The per share purchase price for each class of common stock varies from day-to-day and, on each business day, is equal to, for each class of common stock, the Company’s net asset value (“NAV”) for such class, divided by the number of shares of that class outstanding as of the close of business on such day, plus, for A Shares sold in the Primary Offering, applicable selling commissions. The Company’s NAV per share is calculated daily as of the close of business by an independent fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. As of June 30, 2015, the NAV per share for W Shares, A Shares and I Shares was $18.18, $18.16 and $18.25, respectively. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of June 30, 2015, the Company owned 72 commercial properties located in 27 states, containing 1.6 million rentable square feet of commercial space, including the square feet of buildings which are on land subject to ground leases. As of June 30, 2015, these properties were 99.6% leased.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The condensed consolidated unaudited financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

cash flow analysis and recent comparable sales transactions. As of June 30, 2015, the Company noted potential impairment indicators at a property with an aggregate carrying value of $1.1 million due to a fire loss at the property. However, based on insurance coverage and the expectation of continued rental income from the tenant, the Company’s estimate of undiscounted cash flows indicated that such carrying amount was expected to be recovered as of June 30, 2015, and as such no impairment loss was recorded. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term, which may result in the need to record an impairment loss to reduce such asset to fair value. Any such impairment losses will affect the Company’s assets and stockholders’ equity, operating and net income. The evaluation of properties for potential impairment requires the Company’s management to exercise significant judgment and to make certain assumptions. The use of different judgments and assumptions could result in different conclusions. No impairment indicators were identified and no impairment losses were recorded during the six months ended June 30, 2014.
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. During the three months ended June 30, 2015, the Company identified one single-tenant property as held for sale, which was sold subsequent to June 30, 2015, as discussed in Note 12 to these condensed consolidated unaudited financial statements. No assets were identified as held for sale as of December 31, 2014.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including, for below market leases, any bargain renewal periods. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, the remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company may acquire certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Contingent consideration arrangements will be based on a predetermined formula and have set time periods regarding the obligation to make future payments, including funds released to the seller from escrow accounts, or the right to receive escrowed funds as set forth in the respective purchase and sale agreement. Contingent consideration arrangements, including amounts funded through an escrow account, will be recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value subsequent to acquisition will be reflected in the accompanying condensed consolidated unaudited statements of operations. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes, as identified by management.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of June 30, 2015, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income.
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgment and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated unaudited statements of operations in interest and other expense, net. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Restricted Cash and Escrows
The Company had $157,000 in restricted cash as of June 30, 2015. Included in restricted cash were escrowed investor proceeds of $80,000 for which shares of common stock had not been issued as of June 30, 2015, and $77,000 in lender cash management accounts. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payments are disbursed to the lender and the excess funds are disbursed to the Company.
Concentration of Credit Risk
As of June 30, 2015, the Company had cash on deposit, including restricted cash, at four financial institutions, in one of which the Company had deposits in excess of federally insured levels, totaling $13.0 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of June 30, 2015, no single tenant accounted for greater than 10% of the Company’s 2015 gross annualized rental revenues. Tenants in the discount store, drugstore, and grocery industries accounted for 16%, 11%, and 10%, respectively, of the Company’s 2015 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of June 30, 2015, six of the Company’s properties were located in Texas and seven of the Company’s properties were located in Ohio, accounting for 12% and 10%, respectively, of the Company’s 2015 gross annualized rental revenues.
Derivative Instruments and Hedging Activities
The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of any derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.
Offering and Related Costs
Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding selling commissions, the distribution fee and the dealer manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering, excluding selling commissions charged on A Shares sold in the Primary Offering. As of June 30, 2015, Cole Advisors or its affiliates had paid organization and offering costs in excess of 0.75% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable to Cole Advisors.
Redeemable Common Stock
The Company has adopted a share redemption program that permits its stockholders to redeem their shares, subject to certain limitations. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity on its condensed consolidated unaudited balance sheets. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par value.
As of June 30, 2015 and December 31, 2014, the quarterly redemption capacity was equal to 10% of the Company’s NAV, and this amount was recorded as redeemable common stock on the condensed consolidated unaudited balance sheet, for a total of $14.0 million and $12.5 million, respectively.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of any existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the condensed consolidated unaudited statements of operations and comprehensive income (loss). As of June 30, 2015 and December 31, 2014, the Company did not have an allowance for uncollectible accounts.
Earnings per Share
We have three classes of  common stock with nonforfeitable dividend rights that are determined based on a different NAV for each class. Accordingly, we utilize the two-class method to determine our earnings per share, which results in the same earnings per share for each of the classes.
Recent Accounting Pronouncements
In May 2014, the U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605) and requires an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers, including real estate sales, in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, which is now effective for fiscal years beginning after December 15, 2017 and interim periods within those years; however, early adoption is permitted as of the original effective date, which was for annual reporting periods beginning after December 15, 2016, and the interim periods within that year. The Company is currently evaluating the impact of the new standard, but does not believe it will have a material impact, when effective, on the Company’s condensed consolidated unaudited financial statements.
In February 2015, FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which eliminates the deferral of Financial Accounting Standard 167, modifies the evaluation of whether limited partnerships and similar legal entities are variable or voting interest entities, eliminates the presumption that the general partner should consolidate a limited partnership, modifies the consolidation analysis for reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and provides a scope exception for reporting entities with interests in legal entities that operate as registered money market funds. These changes will require re-evaluation of the consolidation conclusion for certain entities and will require the Company to revise its analysis regarding the consolidation or deconsolidation of such entities. ASU 2015-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted.  Companies may elect to apply the amendments in ASU 2015-02 using a modified retrospective approach or by applying the amendments retrospectively. The Company is currently evaluating the impact of the new standard on the Company’s condensed consolidated unaudited financial statements.
In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability rather than presenting the deferred charge as an asset. The previous requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, “Elements of Financial Statements,” which states that debt issuance costs are similar to debt discounts and effectively reduce the proceeds of borrowing, thereby increasing the effective interest rate. FASB Concepts Statement No. 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit. After the update is adopted, debt disclosures would include the face amount of the debt liability and the effective interest rate. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

NOTE 3 —	FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Line of credit and notes payable – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $109.3 million and $120.3 million as of June 30, 2015 and December 31, 2014, respectively, which approximated the carrying value on such dates. The fair value of the Company’s debt is estimated using Level 2 inputs.
Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Derivative instruments – The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.
Other financial instruments – The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization and based on their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of June 30, 2015, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.
In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	June 30, 2015	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Marketable securities	$5,242	$5,242	$—	$—
Financial liability:
Interest rate swaps	$174	$—	$174	$—

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Marketable Securities	$490	$490	$—	$—

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

NOTE 4 —	REAL ESTATE ACQUISITIONS
2015 Property Acquisition
During the six months ended June 30, 2015, the Company acquired a 100% interest in one commercial property for an aggregate purchase price of $865,000 (the “2015 Acquisition”). The Company purchased the 2015 Acquisition with net proceeds from the Offering combined with proceeds from borrowings, as discussed in Note 7 to these condensed consolidated unaudited financial statements. The Company preliminarily allocated the purchase price of this property to the fair value of the assets acquired and liabilities assumed.
The following table summarizes the preliminary purchase price allocation for the property purchased during the six months ended June 30, 2015 (in thousands):

2015 Acquisition
Land	$150
Building and improvements	645
Acquired in-place leases	91
Acquired below market leases	(21)
Total purchase price	$865
The Company recorded revenue of $3,000 and net loss of $19,000 for the three and six months ended June 30, 2015 related to the 2015 Acquisition. In addition, the Company recorded $20,000 of acquisition related expenses for the three and six months ended June 30, 2015, which is included in acquisition related (income) expenses on the condensed consolidated statement of operations.
The following information summarizes selected financial information of the Company as if the 2015 Acquisition was completed on January 1, 2014 for each period presented below. The table below presents the Company’s estimated revenue and net income, on a pro forma basis, for the three and six months ended June 30, 2015 and 2014 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Pro forma basis
Revenue	$4,581	$2,708	$9,427	$5,079
Net income	$5,344	$120	$6,475	$386
The pro forma information for the three and six months ended June 30, 2015 was adjusted to exclude acquisition related expenses recorded during such periods related to the 2015 Acquisition. Accordingly, these expenses were instead recognized in the pro forma information for the three and six months ended June 30, 2014. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transaction occurred at the beginning of 2014, nor does it purport to represent the results of future operations.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

2014 Property Acquisitions
During the six months ended June 30, 2014, the Company acquired a 100% interest in 21 commercial properties for an aggregate purchase price of $49.5 million (the “2014 Acquisitions”). The Company purchased the 2014 Acquisitions with net proceeds from the Offering combined with proceeds from borrowings, as discussed in Note 7 to these condensed consolidated unaudited financial statements. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation (in thousands):

2014 Acquisitions
Land	$10,907
Building and improvements	32,360
Acquired in-place leases	5,056
Acquired above market leases	1,442
Acquired below market leases	(271)
Total purchase price	$49,494

The Company recorded revenue of $469,000 and $591,000, respectively, and a net loss of $20,000 and $132,000, respectively, for the three and six months ended June 30, 2014 related to the 2014 Acquisitions. In addition, the Company recorded $385,000 and $583,000, respectively, of acquisition related expenses for the three and six months ended June 30, 2014, which is included in acquisition related expenses and reimbursements, net on the condensed consolidated statement of operations.
The following information summarizes selected financial information of the Company as if all of the 2014 Acquisitions were completed on January 1, 2013 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and six months ended June 30, 2014 and 2013 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Pro forma basis:
Revenue	$3,058	$1,832	$6,127	$3,451
Net income (loss)	$323	$91	$903	$(164)
The pro forma information for the three and six months ended June 30, 2014 was adjusted to exclude acquisition related expenses recorded during such periods related to the 2014 Acquisitions. Accordingly, these expenses were instead recognized in the pro forma information for the six months ended June 30, 2013. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2013, nor does it purport to represent the results of future operations.

NOTE 5 —	MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $5.2 million and $490,000 as of June 30, 2015 and December 31, 2014, respectively. The following is a summary of the Company’s available-for-sale securities as of June 30, 2015 (in thousands):

	Available-for-Sale Securities
	Amortized Cost Basis	Unrealized Loss	Fair Value
U.S. Treasury Bonds	$1,479	$—	$1,479
U.S. Agency Bonds	1,263	(4)	1,259
Corporate Bonds	2,551	(47)	2,504
Total available-for-sale securities	$5,293	$(51)	$5,242

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The following table provides the activity for the marketable securities during the six months ended June 30, 2015 (in thousands):

	Amortized Cost Basis	Unrealized Gain (Loss)	Fair Value
Marketable securities as of December 31, 2014	$487	$3	$490
Face value of marketable securities acquired	5,275	—	5,275
Premiums and discounts on purchase of marketable securities, net of acquisition costs	119	—	119
Amortization on marketable securities	(4)	—	(4)
Sales of securities	(584)	—	(584)
Decrease in fair value of marketable securities	—	(54)	(54)
Marketable securities as of June 30, 2015	$5,293	$(51)	$5,242
During the six months ended June 30, 2015, the Company sold 22 marketable securities for aggregate proceeds of $577,000 and realized a loss of $7,000. In addition, the Company recorded an unrealized loss of $54,000 on its investments, which is included in accumulated other comprehensive income on the accompanying condensed consolidated unaudited statement of stockholders’ equity for the six months ended June 30, 2015 and the condensed consolidated unaudited balance sheet as of June 30, 2015.
The scheduled maturities of the Company’s marketable securities as of June 30, 2015 are as follows (in thousands):

	Available-for-Sale Securities
	Amortized Cost	Estimated Fair Value
Due within one year	$1,025	$1,026
Due after one year through five years	1,245	1,241
Due after five years through ten years	2,074	2,033
Due after ten years	949	942
Total	$5,293	$5,242
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on such securities.
NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the three months ended June 30, 2015, the Company entered into one interest rate swap agreement. The following table summarizes the terms of the Company’s executed swap agreements designated as hedging instruments as of June 30, 2015 (in thousands). The Company did not have any executed swap agreements as of June 30, 2014.

		Outstanding Notional Amount as of	Interest	Effective	Maturity	Fair Value of Assets and (Liabilities)
	Balance Sheet Location	June 30, 2015	Rate (1)	Date	Date	June 30, 2015
Interest Rate Swaps	Deferred rental income, derivative liabilities and other liabilities	$40,000	3.64%	6/30/2015	9/12/2019	$(174)

(1) The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread.
Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 to these condensed consolidated unaudited financial statements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss). Any ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense.
The following table summarizes the unrealized loss on the Company’s derivative instruments and hedging activities for the three and six months ended June 30, 2015 (in thousands). The Company did not own any derivative instruments for the three and six months ended June 30, 2014.

	Amount of Loss Recognized as Other Comprehensive Loss
Derivatives in Cash Flow Hedging Relationships	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Interest Rate Swaps (1)	$(174)	$(174)
(1) There were no portions of the change in the fair value of the interest rate swaps that were considered ineffective during the three months ended June 30, 2015. No previously effective portions of the losses that were recorded in accumulated other comprehensive income during the term of the hedging relationship were reclassified into earnings during the three months ended June 30, 2015.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations, under the agreements at their aggregate termination value, inclusive of interest payments, of $180,000, which includes accrued interest, at June 30, 2015. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of June 30, 2015.

NOTE 7 —	LINES OF CREDIT AND NOTES PAYABLE
As of June 30, 2015, the Company had $109.3 million of debt outstanding, with weighted average years to maturity of 4.8 years and a weighted average interest rate of 3.35%. The following table summarizes the debt activity for the six months ended June 30, 2015 and the debt balances as of June 30, 2015 and December 31, 2014 (in thousands):

		During the Six Months Ended June 30, 2015
	Balance as of December 31, 2014	Debt Issuance	Repayments	Balance as of June 30, 2015
Line of credit	$100,000	$23,000	$(51,000)	$72,000
Fixed rate debt	20,304	16,950	—	37,254
Line of credit with affiliate	—	$10,000	$(10,000)	$—
Total	$120,304	$49,950	$(61,000)	$109,254
The Company entered into an amended and restated credit agreement (the “Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”), U.S. Bank National Association, Bank of Arizona and other lending institutions that may become parties to the Amended Credit Agreement. The agreement increased the credit facility to $125.0 million, and allows the Company to borrow up to $85.0 million in revolving loans (the “Revolving Loans”), and includes a $40.0 million term loan (the “Term Loan”), collectively the line of credit (the “Line of Credit). The Term Loan matures on September 12, 2019 and the Revolving Loans mature on September 12, 2017; however the Company may elect to extend the maturity date for the Revolving Loans to September 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. The maximum amount outstanding is not to exceed the borrowing base (the “Borrowing Base”), calculated as 65% of the aggregate value allocated to each qualified property comprising eligible collateral (collectively, the “Qualified Properties”) during the period from June 30, 2015 through September 11, 2015 and 60% of the Qualified Properties during the period from September 12, 2015 to maturity. As of June 30, 2015, the Company had $72.0 million of debt outstanding and $32.6 million available for borrowing under the Line of Credit, based on the then-current

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Borrowing Base. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the Line of Credit was $157.5 million as of June 30, 2015.
The Revolving Loans and Term Loan bear interest at rates dependent upon the type of loan specified by the Company. For a eurodollar rate loan, the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR for the interest period, as elected by the Company, multiplied by the Statutory Reserve Rate (as defined in the Amended Credit Agreement), plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the Company’s overall leverage ratio, generally defined in the Amended Credit Agreement as the total consolidated outstanding indebtedness of the Company divided by the total consolidated asset value of the Company (as defined in the Amended Credit Agreement) (the “Leverage Ratio”), and ranges from 1.90% at a Leverage Ratio of 50.0% or less to 2.45% at a Leverage Ratio greater than 60.0%. For base rate committed loans, the interest rate will be a per annum amount equal to the greatest of: (a) JPMorgan Chase’s Prime Rate; (b) the Federal Funds Effective Rate (as defined in the Amended Credit Agreement) plus 0.50%; and (c) one-month LIBOR multiplied by the Statutory Reserve plus 1.0% plus the applicable rate (the “Base Rate Applicable Rate”). The Base Rate Applicable Rate is based upon the Leverage Ratio, and ranges from 0.90% at a Leverage Ratio of 50.0% or less to 1.45% at a Leverage Ratio greater than 60.0%.
The Company executed a swap agreement on certain cash flows related to variable rate debt, which is currently associated with the $40.0 million Term Loan, (the “Swapped Term Loan”), which had the effect of fixing the variable interest rate per annum on June 30, 2015 through the maturity date of the loan at LIBOR of 1.53%, plus the applicable rate (the “Swap Rate”). Based on the Company’s leverage ratio, the Swapped Term Loan bears interest at the Swap Rate of 3.64% as of June 30, 2015. As of June 30, 2015, the Line of Credit had a weighted average interest rate of 3.05%.

The Amended Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. The Amended Credit Agreement also includes usual and customary events of default and remedies for facilities of this nature. Based on the Company’s analysis and review of its results of operations and financial condition, as of June 30, 2015, the Company believes it was in compliance with the covenants of the Amended Credit Agreement.
As of June 30, 2015, the fixed rate debt outstanding of $37.3 million has interest rates ranging from 3.82% to 4.05% per annum. The debt outstanding matures on various dates from October 2021 to February 2025. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $59.2 million as of June 30, 2015. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
On December 16, 2014, the Company entered into a $20.0 million unsecured revolving line of credit with Series C, LLC, an affiliate of the Company’s advisor (the “Series C Line of Credit”). The Series C Line of Credit bears interest at a rate per annum equal to the one-month LIBOR plus 2.45% with accrued interest payable monthly in arrears and principal due upon maturity on December 15, 2015. In the event the Series C Line of Credit is not paid off on the maturity date, the loan includes default provisions. The Series C Line of Credit has been approved by a majority of the Company’s board of directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to the Company than a comparable loan between unaffiliated parties under the same circumstances. As of June 30, 2015, the Company had no amounts outstanding on the Series C Line of Credit and $20.0 million available for borrowing.

NOTE 8 —	COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company owns certain properties that are subject to environmental remediation. In each case, the seller of the property, the tenant of the property and/or another third party has been identified as the responsible party for environmental remediation costs related to the respective property. Additionally, in connection with the purchase of certain of the properties, the respective sellers and/or tenants have indemnified the Company against future remediation costs. In addition, the Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company does not believe that it is reasonably likely that the environmental matters identified at such properties will have a material effect on its results of operations, financial condition or liquidity, nor is it aware of any environmental matters at other properties which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

NOTE 9 —	RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Offering
In connection with the Offering, CCC, the Company’s dealer manager, will receive selling commissions, an asset-based dealer manager fee and/or an asset-based distribution fee, as summarized in the table below for each class of common stock:

	Selling Commission (1)	Dealer Manager Fee (2)	Distribution Fee (2)
W Shares	—	0.55%	—
A Shares	up to 3.75%	0.55%	0.50%
I Shares	—	0.25%	—
(1) The selling commission is based on the offering price for A Shares. The selling commission expressed as a percentage of NAV per A Share, rather than the offering price, is up to 3.90%, subject to rounding and the effect of volume discounts the Company is offering on certain purchases of $150,001 or more of A Shares. Selling commissions are deducted directly from the offering price for A Shares and paid to CCC. CCC reallows 100% of the selling commissions on A Shares to participating broker-dealers.
(2) The dealer manager and distribution fees accrue daily in an amount equal to 1/365th of the percentage of NAV per W Share, A Share or I Share, as applicable, for such day on a continuous basis. CCC, in its sole discretion, may reallow a portion of the dealer manager fee and distribution fee to participating broker-dealers.
All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the Primary Offering. As of June 30, 2015, Cole Advisors or its affiliates had paid organization and offering costs in excess of the 0.75% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable to Cole Advisors.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by Cole Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Offering:
Selling commissions	$30	194	$45	$219
Selling commissions reallowed by CCC	$30	194	$45	$219
Distribution fees	$20	4	$40	$5
Distribution fees reallowed by CCC	$15	2	$34	$2
Dealer manager fees	$181	123	$351	$223
Dealer manager fees reallowed by CCC	$24	6	$49	$8
Organization and offering expense reimbursement	$80	181	$115	$269
As of June 30, 2015, $282,000 had been incurred, but not yet paid, for services provided by Cole Advisors or its affiliates in connection with the offering stage of the Offering and was a liability of the Company.

Acquisitions, Operations and Performance
The Company pays Cole Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each class of common stock, for each day.
The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets; or (2) 25% of net income, other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period.
In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of such asset.
Cole Advisors implemented an expense cap for the three months ended December 31, 2013, which has been continued for the six months ended June 30, 2015 and will be continued for the three months ending September 30, 2015, whereby Cole Advisors will fund all general and administrative expenses of the Company that are in excess of an amount calculated by multiplying the average NAV for the respective three month period by an annualized rate of 1.25% (the “Excess G&A”). General and administrative expenses, as presented in these condensed consolidated unaudited financial statements, include, but are not limited to, legal fees, audit fees, board of directors costs, professional fees, escrow and trustee fees, insurance, state franchise and income taxes and fees for unused amounts on the Line of Credit. At Cole Advisors’ discretion, it may fund the Excess G&A through reimbursement to the Company or payment to third parties on behalf of the Company, but in no event will the Company be liable to Cole Advisors in future periods for such amounts paid or reimbursed. During the three months ended June 30, 2015, the Company incurred $155,000 of Excess G&A which was reimbursed by Cole Advisors subsequent to June 30, 2015.
As compensation for services provided pursuant to the advisory agreement, the Company will also pay Cole Advisors a performance-based fee calculated based on the Company’s annual total return to stockholders for each class of common stock (defined below), payable annually in arrears. The performance fee will be calculated such that for any calendar year in which the total return per share for a particular class exceeds 6% (the “6% Return”), Cole Advisors will receive 25% of the excess total return on such class above the 6% Return allocable to that class, but in no event will the Company pay Cole Advisors more than 10% of the aggregate total return, for that class, for such year. However, in the event the NAV per share of the Company’s W Shares, A Shares or I Shares decreases below the base NAV for the respective share class ($15.00, $16.72 and  $16.82 for the W Shares, A Shares and I Shares, respectively) (the “Base NAV”), the performance-based fee for a respective class will not be calculated on any increase in NAV up to the Base NAV for the respective share class. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) for the respective share class is less than the Base NAV of that class. The Base NAV of any share class is

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

subject to downward adjustment in the event that the Company’s board of directors, including a majority of the independent directors, determines that such an adjustment is necessary to provide an appropriate incentive to Cole Advisors to perform in a manner that seeks to maximize stockholder value and is in the best interests of the Company’s stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in the Company’s capital structure, the Base NAV for the respective share class shall be ratably adjusted to reflect the effect of any such event.
The total return to stockholders is defined, for each class of the Company’s common stock, as the change in NAV per share plus distributions per share for such class. The NAV per share for a class calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share for such class are measured during the subsequent calendar year. Therefore, for each class of the Company’s common stock, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% Return and the Ending NAV per share for the respective share class being greater than the Base NAV of that class, (2) will vary in amount based on the Company’s actual performance, (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6% and (4) is payable to Cole Advisors if the Company’s total return exceeds the 6% Return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period has been less than 6% per annum. Cole Advisors will not be obligated to return any portion of advisory fees paid based on the Company’s subsequent performance.
The Company recorded fees and expense reimbursements as shown in the table below for services provided by Cole Advisors or its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Acquisitions, Operations and Performance:
Acquisition (income) expenses [1]	$(23)	$135	$40	$135
Advisory fee	$306	$198	$590	$372
Operating expense reimbursement	$—	$—	$—	$—
Performance fee	$403	$—	$403	$—
(1) Includes amounts recorded during the three months ended June 30, 2015 to adjust expense accruals for actual amounts billed in current quarter.
As of June 30, 2015, $753,000 had been incurred, but not yet paid, for services provided by Cole Advisors or its affiliates in connection with the acquisitions and operations stage and was a liability of the Company. Cole Advisors waived its right to receive operating expense reimbursements for the three and six months ended June 30, 2015 and 2014; accordingly, the Company did not reimburse Cole Advisors for any such expenses during the three and six months ended June 30, 2015 and 2014. During the six months ended June 30, 2015, Cole Advisors permanently waived its right to operating and other expense reimbursements totaling approximately $641,000, and thus the Company is not responsible for this amount.

Due to Affiliates
As of June 30, 2015, $880,000 was due to Cole Advisors and its affiliates primarily related to advisory, distribution and dealer manager fees and the reimbursement of organization, offering and acquisition expenses as well as platform fees, net of amounts owed by Cole Advisors of $155,000, which were included in amounts due to affiliates on the condensed consolidated unaudited balance sheet. As of December 31, 2014, $1.8 million was due to Cole Advisors and its affiliates related to performance fees, advisory, distribution and dealer manager fees, the reimbursement of organization and offering expenses, and escrow deposits that were paid on the Company’s behalf in connection with the acquisition of the Company’s properties, which were included in amounts due to affiliates on the condensed consolidated unaudited balance sheet.

NOTE 10 —	ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

NOTE 11 — PROPERTY DISPOSITIONS

During the six months ended June 30, 2015, the Company disposed of three single-tenant properties and one multi-tenant property, for an aggregate gross sales price of $17.8 million and a gain of $4.7 million. No disposition fees were paid to affiliates in connection with the sale of the properties and the Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the condensed consolidated unaudited statements of operations for all periods presented.
NOTE 12 — SUBSEQUENT EVENTS
Status of the Offering
As of August 11, 2015, the Company had received $160.0 million in gross offering proceeds through the issuance of approximately 9.5 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Share Redemptions
Subsequent to June 30, 2015 through August 11, 2015, the Company redeemed approximately 113,254 shares for $2.1 million.
Line of Credit
As of August 11, 2015, the Company had $40.0 million outstanding under the Line of Credit and $56.0 million available for borrowing under the Line of Credit and the Series C Line of Credit.
Fixed Rate Debt
Subsequent to June 30, 2015, the Company entered into a $23.0 million loan agreement with CorAmerica Insurance Company (“CorAmerica Loan”). The CorAmerica Loan has a fixed interest rate of 3.81% per annum with interest payments due monthly.
Cap on General and Administrative Expenses
As discussed in Note 9 to these condensed consolidated unaudited financial statements, Cole Advisors stated that it will continue the existing expense cap for the three months ending September 30, 2015, whereby Cole Advisors will fund all Excess G&A of the Company for such periods.
Property Dispositions
As of June 30, 2015, as a part of the Company’s active portfolio management, one single-tenant property was classified as held for sale, as discussed in Note 2 to these condensed consolidated unaudited financial statements. Subsequent to June 30, 2015, the Company sold the property for an aggregate gross sale price of $4.1 million resulting in net cash proceeds of $4.0 million, subject to finalization of closing costs.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included in this Quarterly Report on Form 10-Q. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2014. The terms “we,” “us,” “our” and the “Company” refer to Cole Real Estate Income Strategy (Daily NAV), Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.
Forward-Looking Statements
Certain statements contained in this Quarterly Report on Form 10-Q of Cole Real Estate Income Strategy (Daily NAV), Inc., other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words.
Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate and securities markets specifically;

•
the effect of financial leverage, including changes in interest rates, availability of credit, loss of flexibility due to negative and affirmative covenants, refinancing risk at maturity and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to raise a substantial amount of capital in the near term;

•
our ability to access sources of liquidity when we have the need to fund redemptions of common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our ability to effectively deploy the proceeds raised in our public offering;

•	legislative or regulatory changes (including changes to the laws governing the taxation of REITs); and

•	changes to GAAP.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date this Quarterly Report on Form 10-Q is filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Quarterly Report on Form 10-Q. Additionally, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in “Item 1A – Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2014.

Overview

We were formed on July 27, 2010 to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Advisors, our advisor. We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes.
On February 7, 2014, VEREIT acquired Cole, which, prior to its acquisition, indirectly owned and/or controlled our external advisor, Cole Advisors, our dealer manager, CCC, our property manager, CREI Advisors, and our sponsor, Cole Capital. As a result of VEREIT’s acquisition of Cole, VEREIT indirectly owns and/or controls Cole Advisors, CCC, CREI Advisors and Cole Capital.
As of June 30, 2015, we owned 72 properties located in 27 states, comprised of 1.6 million rentable square feet of commercial space, including the square footage of buildings which are on land subject to ground leases. Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property indebtedness and acquisition and operating expenses. Rental and other property income accounted for 93% of our total revenue for each of the three months ended June 30, 2015 and 2014, and 93% and 92% of our total revenue for the six months ended June 30, 2015 and 2014, respectively. As 99.6% of our rentable square feet was under lease as of June 30, 2015 with a weighted average remaining lease term of 11.6 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Cole Advisors regularly monitors the creditworthiness of each of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. Due to the volume of acquisitions between March 31, 2014 and June 30, 2015, a discussion of same store sales is not considered meaningful and as such is not included in the results of operations. The following table shows the property statistics of our consolidated real estate assets as of June 30, 2015 and 2014:

	As of June 30,
	2015	2014
Number of properties	72	53
Approximate rentable square feet (1)	1.6 million	1.1 million
Percentage of rentable square feet leased	99.6%	99.9%

(1) Includes square feet of the buildings on land that are subject to ground leases.

The following table summarizes our consolidated real estate investment activity during the three and six months ended June 30, 2015 and 2014

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014		2015	2014
Properties acquired	1	13		1	21
Approximate purchase price of acquired properties	$865,000	$35.5	million	$865,000	$49.5	million
Approximate rentable square feet	7,000	281,000		7,000	336,000
As shown in the tables above, we owned 72 commercial properties as of June 30, 2015, compared to 53 commercial properties as of June 30, 2014. Accordingly, our results of operations for the six months ended June 30, 2015, compared to the six months ended June 30, 2014, reflect significant increases in most categories.

Three Months Ended June 30, 2015 Compared to the Three Months Ended June 30, 2014
Revenue. Revenue increased $1.9 million to $4.6 million for the three months ended June 30, 2015, compared to $2.7 million for the three months ended June 30, 2014. Of this amount, rental and other property income increased $1.7 million to $4.2 million for the three months ended June 30, 2015, compared to $2.5 million for the three months ended June 30, 2014. The increase was primarily due to the acquisition of 23 properties subsequent to June 30, 2014. We also recorded tenant reimbursement income of $310,000 related to certain operating expenses paid by us subject to reimbursement by tenants during the three months ended June 30, 2015, compared to $188,000 during the three months ended June 30, 2014. Interest income on marketable securities increased $14,000 to $17,000 for the three months ended June 30, 2015, compared to $3,000 for the three months ended June 30, 2014, due to an increase in the average outstanding investment in marketable securities of $2.4 million.
General and Administrative Expenses. General and administrative expenses increased $114,000 to $418,000 for the three months ended June 30, 2015, compared to $304,000 for the three months ended June 30, 2014, due to increased legal fees, other professional fees, state taxes and board of director fees. The primary general and administrative expense items are professional fees, board of directors costs, state franchise and income taxes, escrow and trustee fees, fees for unused amounts on the Line of Credit, and other licenses and fees. During the three months ended June 30, 2015, we incurred $155,000 of Excess G&A, which was reimbursed by our advisor subsequent to June 30, 2015.
Property Operating Expenses. Property operating expenses increased $141,000 to $358,000 for the three months ended June 30, 2015, compared to $217,000 for the three months ended June 30, 2014. The increase was primarily due to the acquisition activity subsequent to June 30, 2014. The primary property operating expense items are property taxes, repairs and maintenance and property insurance.
Advisory Expenses. Advisory expenses increased $511,000 to $709,000 for the three months ended June 30, 2015, compared to $198,000 for the three months ended June 30, 2014, as we recorded advisory fees earned by our advisor pursuant to our advisory agreement due to an increase in our NAV, which was primarily a result of the issuance of common stock subsequent to June 30, 2014.
Acquisition Related (Income) Expenses, Net. Acquisition related (income) expenses, net decreased $387,000 to $(2,000) for the three months ended June 30, 2015, compared to $385,000 for the three months ended June 30, 2014. The decrease was primarily due to one property acquisition occurring during the three months ended June 30, 2015, compared to acquisition related expenses incurred in connection with the purchase of 13 commercial properties for an aggregate purchase price of $35.5 million during the three months ended June 30, 2014, as well as amounts recorded during the three months ended June 30, 2015, to adjust expense accruals for actual amounts billed during the three months ended June 30, 2015.
Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $632,000 to $1.6 million for the three months ended June 30, 2015, compared to $926,000 for the three months ended June 30, 2014. The increase was primarily related to depreciation and amortization on 23 properties acquired subsequent to June 30, 2014.
Gain on Disposition of Real Estate, Net. Gain on disposition real estate, net was $4.7 million for the three months ended June 30, 2015, compared to no gain recorded for the three months ended June 30, 2014. The gain recorded was due to the disposition of four properties during the three months ended June 30, 2015, for gross proceeds of $17.8 million.
Interest and Other Expense, Net. Interest and other expense, net increased $338,000 to $882,000 for the three months ended June 30, 2015, compared to $544,000 for the three months ended June 30, 2014, primarily due to an increase of $65.4 million in our average outstanding debt balance for the three months ended June 30, 2015 compared to the three months ended June 30, 2014.

Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014
Revenue. Revenue increased $4.4 million to $9.4 million for the six months ended June 30, 2015, compared to $5.0 million for the six months ended June 30, 2014. Of this amount, rental and other property income increased $4.1 million to $8.7 million for the six months ended June 30, 2015, compared to $4.7 million for the six months ended June 30, 2014. The increase was primarily due to the acquisition of 23 properties subsequent to June 30, 2014. We also recorded tenant reimbursement income of $647,000 related to certain operating expenses paid by us subject to reimbursement by tenants during the six months ended June 30, 2015, compared to $377,000 during the six months ended June 30, 2014. Interest income on marketable securities increased $16,000 to $20,000 for the six months ended June 30, 2015, compared to $4,000 for the six months ended June 30, 2014, due to an increase in the average outstanding investment in marketable securities of $2.4 million.
General and Administrative Expenses. General and administrative expenses increased $313,000 to $853,000 for the six months ended June 30, 2015, compared to $540,000 for the six months ended June 30, 2014, due to increased legal fees, other professional fees, state taxes and board of director fees. The primary general and administrative expense items are professional fees, board of directors costs, state franchise and income taxes, escrow and trustee fees, fees for unused amounts on the Line of Credit, and other licenses and fees. During the six months ended June 30, 2015, we incurred $221,000 of Excess G&A, of which $155,000 was reimbursed by our advisor subsequent to June 30, 2015.
Property Operating Expenses. Property operating expenses increased $308,000 to $747,000 for the six months ended June 30, 2015, compared to $439,000 for the six months ended June 30, 2014. The increase was primarily due to the acquisition activity subsequent to June 30, 2014. The primary property operating expense items are property taxes, repairs and maintenance and property insurance.
Advisory Expenses. Advisory expenses increased $621,000 to $993,000 for the six months ended June 30, 2015, compared to $372,000 for the six months ended June 30, 2014, as we recorded advisory fees earned by our advisor pursuant to our advisory agreement. The increase in advisory fees was primarily due to an increase in our NAV resulting from the issuance of common stock subsequent to June 30, 2014.
Acquisition Related (Income) Expenses, Net. Acquisition related (income) expenses, net decreased $516,000 to $67,000 for the six months ended June 30, 2015, compared to $583,000 for the six months ended June 30, 2014. The decrease was primarily due to one property acquisition during the six months ended June 30, 2015, compared to acquisition related expenses incurred in connection with the purchase of 21 commercial properties for an aggregate purchase price of $49.5 million during the six months ended June 30, 2014, as well as amounts recorded during the six months ended June 30, 2015, to adjust expense accruals for actual amounts billed during the six months ended June 30, 2015.
Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $1.5 million to $3.2 million for the six months ended June 30, 2015, compared to $1.7 million for the six months ended June 30, 2014. The increase was primarily related to depreciation and amortization on 23 properties acquired subsequent to June 30, 2014.
Gain on Disposition of Real Estate, Net. Gain on disposition real estate, net was $4.7 million for the six months ended June 30, 2015, compared to no gain recorded for the six months ended June 30, 2014. The increase was primarily related to the disposition of four properties subsequent to June 30, 2014.
Interest and Other Expense, Net. Interest and other expense, net increased $767,000 to $1.8 million for the six months ended June 30, 2015, compared to $1.0 million for the six months ended June 30, 2014, primarily due to an increase of $64.1 million in our average outstanding debt balance for the six months ended June 30, 2015 compared to the six months ended June 30, 2014.
Distributions
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002678083 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2015 and ending on December 31, 2015. The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our board of directors based on the relative NAV of each class of common stock on that day.
During the six months ended June 30, 2015 and 2014, we paid distributions of $3.5 million and $2.2 million, respectively, including $1.5 million and $863,000, respectively, through the issuance of shares pursuant to the DRIP. Our distributions for the six months ended June 30, 2015 were fully funded by cash flows from operations of $3.5 million. Our distributions for the six months ended June 30, 2014 were fully funded by cash flows from operations. Net cash flows for the six months ended June 30, 2015 and 2014 reflect a reduction of $67,000 and $583,000, respectively, for real estate acquisition related expenses incurred. We treat our real estate acquisition expenses as funded by proceeds from the Offering of our shares. Therefore, for consistency, proceeds from the issuance of common stock have been reported as a source of distributions to the extent that acquisition expenses have reduced net cash flows from operating activities in the current and prior periods.
Share Redemptions
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class on any business day will be our NAV per share for such class for that day, calculated by the independent fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder by stockholder limit. During the six months ended June 30, 2015, we received redemption requests for, and redeemed, a total of approximately 307,500 shares of our common stock for $5.5 million, comprised of approximately 272,800 W Shares and 34,700 A Shares of our common stock for $4.9 million and $614,000, respectively. From June 30, 2015 through August 11, 2015, the Company redeemed approximately 113,254 shares for $2.1 million.
We intend to fund share redemptions with available cash, proceeds from our liquid investments and proceeds from sales of additional shares. We may, after taking the interests of our Company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate-related assets. In an effort to have adequate cash available to support our share redemption plan, Cole Advisors may determine to reserve borrowing capacity under the Line of Credit. Cole Advisors could then elect to borrow against the Line of Credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of the Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions. Refer to Item 1A - Risk Factors in our annual report on Form 10-K for potential impacts to our ability to raise capital in the near term.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in Cole Advisors’ discretion, a line of credit (collectively, the “Liquid Assets”): (1) 10% of our NAV up to $1.0 billion; and (2) 5% of our NAV in excess of $1.0 billion. To the extent that Cole Advisors elects to maintain borrowing capacity under a line of credit, the amount available under the line of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations, our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under a line of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.

Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest on our outstanding debt. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the Line of Credit, Series C Line of Credit or other borrowings. As of June 30, 2015, the Borrowing Base under the Line of Credit was $157.5 million and we had $32.6 million available for borrowing. In addition, as of June 30, 2015, we had $20.0 million available for borrowing on our Series C Line of Credit. As of August 11, 2015, we had $40.0 million outstanding under the Line of Credit and $56.0 million available for borrowing on the Line of Credit and the Series C Line of Credit. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
The Term Loan matures on September 12, 2019 and the Revolving Loans mature on September 12, 2017; however, we may elect to extend the maturity date for the Revolving Loans to September 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. The Series C Line of Credit has a scheduled maturity of December 15, 2015; however, no amounts were outstanding as of August 11, 2015. As a result, we believe that the resources stated above will be sufficient to satisfy our short-term operating requirements, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Line of Credit by the addition of properties to the Borrowing Base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Amended Credit Facility or the Series C Loan and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders.

As of June 30, 2015, we had received and accepted subscriptions for approximately 9.1 million shares of common stock for gross proceeds of $152.5 million. As of June 30, 2015, we had redeemed approximately 1.4 million W Shares and 35,200 A Shares of common stock for $23.5 million and $624,000, respectively. No requests for I Share redemptions were received during the six months ended June 30, 2015. No valid redemption requests received during the six months ended June 30, 2015 went unfulfilled.
As of June 30, 2015, we had $109.3 million of debt outstanding and $73.0 million of available borrowings on the Line of Credit and Series C Loan. See Note 7 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for certain terms of our debt. Our contractual obligations as of June 30, 2015 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - line of credit (2)	$72,000	$—	$32,000	$40,000	$—
Interest payments - line of credit (3)	7,710	2,180	3,777	1,753	—
Principal payments - fixed debt rate	37,254	—	—	—	37,254
Interest payments - fixed debt rate	11,605	1,486	2,965	2,969	4,185
Total	$128,569	$3,666	$38,742	$44,722	$41,439

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
Does not include the impact of any extension. We may elect to extend the maturity of the Line of Credit Revolving Loans for a period of 24 months upon the satisfaction of certain conditions in the Credit Agreement.

(3)
Payment obligations for the Line of Credit Revolving Loans were calculated based on an interest rate of 2.30% in effect as of June 30, 2015. Payment obligations for the Swapped Term Loan outstanding under the Credit Facility are based on the interest rate of 3.64% as of June 30, 2015.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. In addition to this limitation in our charter, our board of directors has adopted a policy to further limit our aggregate borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets; provided however, that a majority of our board of directors (including a majority of the independent directors) has determined that, as a general policy, borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of us and our stockholders during our initial capital raising stage. The independent directors believe such borrowing levels are justified as higher debt levels during the offering stage may enable us to acquire properties earlier than we might otherwise be able to acquire them if we were to adhere to the 60% debt limitation, which could yield returns that are accretive to the portfolio. In addition, as we are in the offering stage, more equity could be raised in the future to reduce the debt levels. As of June 30, 2015, our ratio of debt to total gross real estate assets exceeded the 60% limitation, which was approved by our independent directors. After we have acquired a substantial portfolio, our advisor will target a leverage of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities was $3.5 million for the six months ended June 30, 2015, compared to $2.4 million for the six months ended June 30, 2014. The increase was primarily due to an increase in net income before non-cash adjustments for depreciation, amortization of intangibles, amortization of deferred financing costs, gain on dispositions and amortization of discounts on marketable securities of $2.8 million, offset by a decrease in our working capital balances of $1.8 million. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash provided by (used in) investing activities increased $61.1 million to $11.6 million for the six months ended June 30, 2015, compared to $(49.5) million for the six months ended June 30, 2014. The increase in cash flow primarily relates to a decrease in cash paid for real estate assets of $48.7 million, and an increase in cash proceeds from the disposition of real estate assets of $17.4 million.
Financing Activities. Net cash (used in) provided by financing activities decreased $50.7 million to $(6.1) million for the six months ended June 30, 2015, compared to $44.6 million for the six months ended June 30, 2014. The decrease was primarily due to a decrease in net proceeds from the issuance of common stock of $21.4 million and an increase in redemptions of common stock of $3.8 million.
Election as a REIT
From the date of our formation and until the day following the date on which we issued shares to stockholders other than our initial stockholder, we were a qualified subchapter S subsidiary of our initial stockholder, and therefore were disregarded as an entity separate from our initial stockholder for U.S. federal income tax purposes. We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (determined without regard to the deduction for dividends paid and excluding certain non-cash items and net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated unaudited financial statements.

Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;

•	Allocation of Purchase Price of Real Estate and Related Assets;

•	Derivative Instruments and Hedging Activities;

•	Revenue Recognition; and

•	Income Taxes.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2014 and our critical accounting policies have not changed during the six months ended June 30, 2015. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2014, and related notes thereto.
Derivative Instruments and Hedging Activities
The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 8 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Advisors and its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses paid by, Cole Advisors or its affiliates, primarily advisory and performance fees and expenses, organization and offering costs, selling commissions, dealer manager fees and expenses, distribution fees and reimbursement of certain acquisition and operating costs. See Note 9 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for a discussion of the various related-party transactions, agreements and fees.
Subsequent Events
Certain events occurred subsequent to June 30, 2015 through the filing date of this Quarterly Report on Form 10-Q. Refer to Note 12 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanation.
Recent Accounting Pronouncements
Refer to Note 2 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that we expect to have a significant impact on our financial statements.
Off-Balance Sheet Arrangements
As of June 30, 2015 and December 31, 2014, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
In connection with the acquisition of our properties, we have obtained variable rate debt financing, and are therefore exposed to changes in LIBOR. In the future, our objectives in managing interest rate risks will be to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives, we expect to borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. In addition, we expect that we may enter into derivative financial instruments such as interest rate swaps, interest rate caps and rate lock arrangements in order to mitigate our interest rate risk. To the extent we enter into such arrangements, we will be exposed to credit and market risks including, but not limited to, the failure of any counterparty to perform under the terms of the derivative contract or the adverse effect on the value of the financial instrument resulting from a change in interest rates. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
As of June 30, 2015, we had variable rate debt of $32.0 million. A 50 basis point increase or decrease in interest rates on our Revolving Loans, Series C Line of Credit or variable rate debt would increase or decrease our interest expense by $160,000 per annum.
As of June 30, 2015, we had one interest rate swap agreement outstanding, which matures on September 12, 2019, with an aggregate notional amount of $40.0 million and an aggregate net fair value loss of $174,000. The fair value of this interest rate swap agreement is dependent upon existing market interest rates and swap spreads. As of June 30, 2015, an increase of 50 basis points in interest rates would result in a derivative asset of $793,000, representing a $615,000 net change. A decrease of 50 basis points would result in a derivative liability of $800,000, representing a $622,000 net change to the fair value of the net derivative liability.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of June 30, 2015 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of June 30, 2015, were effective at the reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
In the ordinary course of business we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2014.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On August 11, 2010, we sold 20,000 shares of common stock at $10.00 per share to our initial stockholder, for a total amount of $200,000. We issued these shares in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) under the Securities Act. On September 20, 2011, our board of directors authorized a reverse stock split providing for the combination of each three shares of our common stock issued and outstanding into two shares of our common stock, resulting in 13,333 shares of common stock issued to our initial stockholder subsequent to the reverse stock split. Following VEREIT’s acquisition of Cole, VEREIT’s operating partnership, as the successor to our initial stockholder, continues to own 13,333 shares of our common stock.
On December 6, 2011, the Initial Registration Statement for our public offering of up to $4.0 billion in shares of common stock was declared effective under the Securities Act. The Initial Registration Statement covered up to $3.5 billion in shares in a primary offering and up to $500.0 million in shares pursuant to the DRIP. On December 7, 2011, we satisfied the conditions of our escrow agreement and accepted the initial subscription for 666,667 W Shares of our common stock in the offering under the Initial Registration Statement, at a price of $15.00 per share, resulting in gross proceeds of $10.0 million. Additionally, as of June 30, 2015, we were authorized to issue 10.0 million shares of preferred stock, but had none issued or outstanding.
As of June 30, 2015, we had issued approximately 9.1 million shares in the Offering for gross proceeds of $152.5 million, out of which we have incurred $1.9 million in dealer manager fees, selling commissions and distribution fees and $1.1 million in organization and offering costs. With the net offering proceeds of $150.1 million and the borrowings from the Line of Credit and note payable, we acquired $217.5 million in real estate and related assets and incurred $2,852,000 of acquisition related expenses. The Company did not make any sales of unregistered securities during the six months ended June 30, 2015.
As of August 11, 2015, we have sold the following common shares and raised the following proceeds in connection with the Offering (dollar amounts in thousands):

	W Shares	A Shares	I Shares	Total
Primary Offering
Shares	7,863,937	961,714	388,856	9,214,507
Proceeds	$131,773	$16,455	$6,764	$154,993
Distribution Reinvestment Plan
Shares	239,694	29,332	20,038	289,064
Proceeds	$4,158	$518	$352	$5,027
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. The redemption price per share for each class on any business day is equal to our NAV per share for such class for that day, calculated by the independent fund accountant after the close of business on the redemption request day, without giving effect to any share purchases or redemptions to be effected on such day. Subject to limited exceptions, stockholders who redeem their shares of our common stock within the first 365 days from the date of purchase are subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received. In each calendar quarter, net redemptions are limited under our share redemption plan to 5% of our total NAV as of the end of the immediately preceding quarter, plus any unused percentage carried over to the next quarter, but the maximum carryover percentage may never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV.

The provisions of the share redemption program in no way limit our ability to repurchase shares from stockholders by any other legally available means for any reason that our board of directors, in its discretion, deems to be in our best interest. During the three months ended June 30, 2015, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1
W Shares	33,589	$18.07	33,589	(1)
A Shares	2,001	$17.74	2,001	(1)
May 1
W Shares	29,483	$18.10	29,483	(1)
A Shares	3,403	$18.12	3,403	(1)
June 1
W Shares	68,799	$18.68	68,799	(1)
A Shares	2,373	$17.78	2,373	(1)
Total	139,648		139,648	(1)

(1)
A description of the maximum number of shares that may be purchased under our share redemption program, the date our share redemption program was announced (in the Initial Registration Statement and the Multi-Class Registration Statement) and the amount of shares approved under our share redemption program is included in the narrative preceding this table.

Item 3.	Defaults Upon Senior Securities
No events occurred during the three months ended June 30, 2015 that would require a response to this item.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
No events occurred during the three months ended June 30, 2015 that would require a response to this item.

Item 6.	Exhibits
The exhibits listed on the Exhibit Index (following the signature section of this Quarterly Report on Form 10-Q) are included herewith, or incorporated herein by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cole Real Estate Income Strategy (Daily NAV), Inc. (Registrant)

By:	/s/ Simon J. Misselbrook
Name:	Simon J. Misselbrook
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)
Date: August 13, 2015

EXHIBIT INDEX
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

3.1
Second Articles of Amendment and Restatement of Cole Real Estate Income Strategy (Daily NAV), Inc., dated as of August 26, 2013 (Incorporated by reference to the Company’s Form 8-K (File No. 333-169535), filed on August 26, 2013).

3.2
Bylaws of Cole Real Estate Income Strategy (Daily NAV), Inc. effective September 28, 2011 (Incorporated by reference to Exhibit 3.2 to the Company’s pre-effective amendment No. 4 to Form S-11 (File No. 333-169535), filed on November 3, 2011).

3.3	First Amendment of Bylaws effective June 14, 2012 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 333-169535), filed on June 19, 2012).

4.1
Amended and Restated Distribution Reinvestment Plan (Incorporated by reference to Appendix E to the Company’s prospectus filed pursuant to Rule 424(b)(3) (File No. 333-186656), filed on August 26, 2013).

4.2
Multiple Class Plan of Cole Real Estate Income Strategy (Daily NAV), Inc., dated as of August 26, 2013 (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 333-169535), filed on August 26, 2013).

31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

INAV-SUP-3E